Direct Number: (404) 581-8573
mlhanson@jonesday.com
October 6, 2010
VIA EDGAR
Peggy Kim, Esq.
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	BlueLinx Holdings Inc.
Amendment No. 1 to Schedule 13E-3 filed October 4, 2010
Amendment No. 2 to Schedule 14D-9 filed October 4, 2010
File No. 005-80230
Dear Ms. Kim:
     On behalf of BlueLinx Holdings Inc. (the “Company” or “BlueLinx”), please find below responses to the comments issued by the staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 5, 2010 (the “Comment Letter”) concerning the above-referenced Amendment No. 1 to Schedule 13E-3 and Amendment No. 2 to Schedule 14D-9. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response.
Schedule 14D-9
Item 4. The Solicitation or Recommendation
1.	We note your response to comment six in our letter dated September 28, 2010; however, we reissue our comment. Please revise to discuss the factors that the issuer considered in determining fairness. If the board relied upon the analyses of another person, such as the financial advisor or the special committee, the board must expressly adopt the conclusion and analyses of the other person.
     RESPONSE:
     In accordance with the Staff’s comment and our telephone discussion with you on October 5, 2010, we have revised “Item 4. The Solicitation or Recommendation—Reasons for the Special Committee’s Position” of the Schedule 14D-9 to delete the first paragraph of this

Peggy Kim, Esq.
October 6, 2010

section and replace it with the following, “In reaching its recommendation that the Offer Price is fair, from a financial point of view, to the Company’s stockholders (other than CAI, Cerberus Capital, the Company’s directors and executive officers and other affiliates), the Special Committee and the Company, acting through the Special Committee, considered a number of factors, including the following:”
* * * * *
     The Company has instructed us to acknowledge, for and on behalf of the Company, that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (404) 581-8573 in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter.

Very truly yours,
/s/ Mark L. Hanson
Mark L. Hanson

cc:	Mr. Richard Marchese, Chairman of the Special Committee
Sara E. Epstein, Esq.
Kevin Williams, Esq.